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CUSIP No. 970646 10 5                 13D                           Page 1 of 17
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                           Restoration Hardware, Inc.
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                                (Name of Issuer)

                         Common Stock, par value $0.0001
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                         (Title of Class of Securities)

                                    760981100
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                                 (CUSIP Number)

                                Gary G. Friedman
                           Restoration Hardware, Inc.
                              15 Koch Road, Suite J
                             Corte Madera, CA 94925
                               Tel: (415) 924-1005
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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CUSIP No. 970646 10 5                 13D                           Page 2 of 17
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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 970646 10 5                 13D                           Page 3 of 17
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   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Gary G. Friedman, an individual residing in California ("Mr. Friedman")
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                      (b)  [X]
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   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         SC, PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) or (E)                                               [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                         7    SOLE VOTING POWER
        NUMBER
          OF                  1,998,929*
                         -------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                 0
                         -------------------------------------------------------
          BY             9    SOLE DISPOSITIVE POWER
         EACH
      REPORTING               1,998,929
                         -------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER
         WITH
                              0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,998,929
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.45%
--------------------------------------------------------------------------------

---------------------
        * This amount includes (i) the 1,200,000 Shares acquired by Mr. Friedman from Issuer on March 19, 2001, (ii) the 571,429 Shares acquired by Mr. Friedman from Issuer on March 19, 2001 and (iii) the 227,500 Shares which Mr. Friedman is entitled to receive upon conversion of the 455 shares of Series A Preferred Stock that he acquired from Issuer on March 22, 2001 which are immediately convertible into Shares on a five hundred-for-one basis.


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CUSIP No. 970646 10 5                 13D                           Page 4 of 17
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   14    TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 970646 10 5                 13D                           Page 5 of 17
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ITEM 1. SECURITY AND ISSUER:

        This Schedule 13D relates to the common stock, par value $0.0001 (the "Shares" or "Common Stock"), of Restoration Hardware, Inc., a Delaware corporation (the "Issuer"), and the Series A Preferred Stock, par value $0.0001 per share, of the Issuer. The principal executive offices of the Issuer are located at 15 Koch Road, Suite J, Corte Madera, CA 94925. The Series A Preferred Stock is convertible, subject to certain limitations and adjustments, into Shares on a five hundred-for-one basis subject to customary anti-dilution provisions.



ITEM 2. IDENTITY AND BACKGROUND:

        This statement is being filed by Gary G. Friedman, an individual residing in California ("Mr. Friedman") whose address is c/o Restoration Hardware, Inc., 15 Koch Road, Suite J, Corte Madera, CA 94925. Mr. Friedman is the Chief Executive Officer of the Issuer and a member of the Board of Directors of the Issuer.

        During the last five years Mr. Friedman (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and
(ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

        Mr. Friedman is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

        Pursuant to a Notice of Grant of Stock Option (the "Grant Notice") by the Issuer in favor of Mr. Friedman with a Grant Date (as defined therein) of March 18, 2001 and an Early Exercise Stock Purchase Agreement, between the Issuer and Mr. Friedman, dated as of March 18, 2001 (the "Early Exercise Agreement"), the Issuer granted Mr. Friedman 1,200,000 immediately exercisable options to purchase Shares at an exercise price of $1.75 per Share on March 18, 2001, Mr. Friedman exercised 1,200,000 options on March 19, 2001 and the Issuer issued 1,200,000 Shares to Mr. Friedman on March 19, 2001. Pursuant to such Early Exercise Agreement, the Issuer has a right of repurchase with respect to the Shares issued pursuant thereto, which right of repurchase lapses over a three year period and may be terminated or accelerated pursuant to the terms and conditions of such Early Exercise Agreement and a Compensation and Severance Agreement effective as of March 21, 2001 between the Issuer and Mr. Friedman (the "Compensation Agreement"). Pursuant to a Stock Purchase Agreement (the "Friedman Purchase Agreement") between the Issuer and Mr. Friedman dated as of March 18, 2001, the Issuer issued and Mr. Friedman acquired on March 19, 2001 a total of 571,429 Shares at $1.75 per Share for a total consideration of $1,000,000. Mr. Friedman purchased these 1,771,429 Shares with personal funds and by way of a Note Secured by Stock by Mr. Friedman in favor of the Issuer (the "Note"), which Note is in the original principal amount of $2,050,000.00 and is secured by such Shares and the shares of Series A Preferred Stock and Series B Preferred Stock acquired as referenced above pursuant to a Stock Pledge Agreement between the Issuer and Mr. Friedman (the "Pledge Agreement").

        Pursuant to an Amended and Restated Series A and B Preferred Stock Purchase Agreement (the "Purchase Agreement") among the Issuer, Palladin Capital IX, LLC ("Palladin"), Reservoir Capital Partners, L.P. ("Reservoir Partners"), Reservoir Capital Associates, L.P. ("Reservoir Associates")


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CUSIP No. 970646 10 5                 13D                           Page 6 of 17
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and Reservoir Capital Master Fund, L.P. ("Reservoir Master Fund", "and together with Reservoir Partners and Reservoir Associates, the "Reservoir Investors"), Glenhill Capital L.P. ("Glenhill"), Mr. Friedman and various other investors (together with Palladin, the Reservoir Investors, Glenhill and Mr. Friedman, the "Investors") dated as of March 21, 2001, the Issuer issued and the Investors acquired on March 22, 2001 a total of 6,820 shares of Series A Preferred Stock at $1,000 per share and 8,180 shares of Series B Preferred Stock at $1,000 per share for a total consideration of $15,000,000. Of these 6,820 shares of Series
A Preferred Stock and 8,180 shares of Series B Preferred Stock, Mr. Friedman acquired 455 shares of Series A Preferred Stock and 545 shares of Series B Preferred Stock, for a total consideration of $1,000,000. As mentioned in Item 1 of this Schedule 13D, each share of Series A Preferred Stock is immediately convertible into Shares on a five hundred-for-one basis. Accordingly, Mr. Friedman will immediately be able to convert his 455 shares of Series A
Preferred Stock into 227,500 Shares. Shares of Series B Preferred Stock may only be converted into Series A Preferred Stock upon approval by the Issuer's stockholders. Mr. Friedman purchased his shares of Series A Preferred Stock and Series B Preferred Stock with personal funds.

        As set forth in that certain Offer of Employment Letter dated March 15, 2001 from the Issuer and accepted by Mr. Friedman (the "Employment Letter Agreement"), on March 18, 2001 (the date on which Mr. Friedman's employment commenced with the Issuer) (the "Vesting Commencement Date"), the Issuer granted Mr. Friedman options (the "Options") to purchase 200,000 Shares at an exercise price per share of $6.00. One third of such Options vests upon Mr. Friedman's completion of each of the three (3) years of Service (as defined in the Stock Option Agreement referenced below) measured from and after the Vesting Commencement Date, with the first such installment to become exercisable, if at all, on the first anniversary of the Vesting Commencement Date. Mr. Friedman currently anticipates that if he exercises the Options as described herein, he would use personal funds to satisfy the exercise price.

ITEM 4. PURPOSE OF TRANSACTION:

        Mr. Friedman acquired the 1,771,429 Shares, the 455 shares of Series A Preferred Stock and the 545 shares of Series B Preferred Stock from the Issuer for general investment purposes and retains the right to change his investment intent.

        The Grant Notice was previously filed as Exhibit 10.36 to the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on April 2, 2001 (the "April 2001 Current Report") and is incorporated herein by reference. The Early Exercise Agreement was previously filed as Exhibit 10.34 to the April 2001 Current Report and is incorporated herein by reference. The Compensation Agreement was previously filed as Exhibit 10.31 to the April 2001 Current Report and is incorporated herein by reference. The Friedman Purchase Agreement was previously filed as Exhibit 10.33 to the April 2001 Current Report and is incorporated herein by reference. The Note was previously filed as
Exhibit 10.35 to the April 2001 Current Report and is incorporated herein by reference. The Pledge Agreement was previously filed as Exhibit 10.32 to the April 2001 Current Report and is incorporated herein by reference. The Purchase Agreement was previously filed as Exhibit 10.19 to the April 2001 Current Report and is incorporated herein by reference. The Employment Letter Agreement was previously filed as Exhibit 10.30 to the April 2001 Current Report and is incorporated herein by reference. The Stock Option Agreement (the "Stock Option Agreement") was previously filed as Exhibit 10.37 to the April 2001 Current Report and is incorporated herein by reference. The Certificate of Designation for the Series A and B Preferred Stock (the "Certificate") was previously filed as Exhibit 4.6 to the April 2001 Current Report and is incorporated herein by reference. The Amended and Restated Investor Rights Agreement (the "Investor Rights Agreement") among Palladin, the Reservoir Investors, Glenhill, Mr. Friedman and certain other investors was previously filed as Exhibit 10.18 to the April 2001 Current Report and is incorporated herein by reference. A copy of the Amended and Restated Letter Agreement dated as of March 21, 2001 (the "Short Sales Agreement") by and among Palladin, the Reservoir Investors, Glenhill, Mr. Friedman and certain other investors was previously filed as to Exhibit 4 to the
Schedule 13D filed by the Reservoir Investors on April 2, 2001 (the "Reservoir 13D") and is incorporated herein by reference. A copy of the Amended and Restated Letter Agreement dated as of March 22, 2001 (the "Side Letter") among the Issuer, Palladin, the Reservoir Investors, Glenhill, Mr. Friedman and certain other investors is filed as Exhibit 6 to the Reservoir 13D and incorporated herein by reference.

        Set forth below is a summary of the material terms of the Purchase Agreement, the Investor Rights Agreement, the Certificate, and the Short Sales Agreement. References to and


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CUSIP No. 970646 10 5                 13D                           Page 7 of 17
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descriptions of the Purchase Agreement, the Investor Rights Agreement, the
Certificate, the Short Sales Agreement and the Side Letter as set forth herein are qualified in their entirety by reference to the copies of the Purchase Agreement, the Investor Rights Agreement, the Certificate, the Short Sales Agreement and the Side Letter and are incorporated herein in their entirety where such references and descriptions appear.

TERMS OF THE PURCHASE AGREEMENT

        BOARD REPRESENTATION. Pursuant to the Purchase Agreement, for so long as the Investors (and their affiliates) hold in the aggregate (a) more than fifty percent (50%) of their total Series A Preferred Stock or Shares received upon conversion of the Series A Preferred Stock, the Investors will be entitled to have two designees nominated to the Issuer's Board and be represented by these two designees (each, a "Series A Director") on all Board committees and (b) more than twenty five percent (25%) of their total Series A Preferred Stock or Shares received upon conversion of the Series A Preferred Stock, the Investors will be entitled to have one designee nominated to the Issuer's Board and be represented by such designee on all Board committees. Further, (a) for so long as Palladin holds at least fifty percent (50%) of the shares of Series A Preferred Stock that Palladin acquired pursuant to the Purchase Agreement or an equivalent number of Shares received upon conversion of such Series A Preferred Stock, then the Issuer has agreed to use its best efforts to cause Palladin's designee to be nominated as one of the two Series A Directors to the Board and (b) for long as the Reservoir Investors and their affiliates and Glenhill (collectively, the "Reservoir Group") hold at least fifty percent (50%) of the shares of Series A Preferred Stock that the Reservoir Group acquired pursuant to the Purchase Agreement or an equivalent number of Shares received upon conversion of such Series A Preferred Stock, then the Issuer has agreed to use its best efforts to cause the Reservoir Group's designee to be nominated as one of the two Series A Directors to the Board. In no event will the total number of directors which the holders of the Series A Preferred Stock and the Investors (including Palladin and the Reservoir Group) are entitled to (a) elect by a class vote of the Series A Preferred Stock or (b) to have nominated for election by the Issuer, and have the Issuer exercise its best efforts to secure the election of, be greater than two members of the Board.

        MAJOR DECISIONS. Pursuant to the Purchase Agreement, approval of a majority of the entire Board is required for (a) the issuance of securities (whether equity or debt securities) and (b) acquisitions or dispositions of material assets, joint venture arrangements and material or extraordinary licensing arrangements. Further, for so long as the Investors (and their affiliates) hold in the aggregate more than thirty percent (30%) of the shares of Series A Preferred Stock originally acquired by such Investors and their affiliates, or more than fifty percent (50%) of Shares received upon conversion of their Series A Preferred Stock, the Issuer must obtain approval from the majority of the Board and at least one of the Series A Directors prior to (a) the incurrence of debt over ten million dollars ($10,000,000), other than debt incurred for the purpose of redeeming the Issuer's Preferred Stock or refinancing existing debt, (b) the approval of, and any amendment or changes to, the Issuer's corporate budget and (c) the hiring, dismissal, election or removal of the Issuer's Chairman, Chief Executive Officer, President, Chief Financial Officer and Chief Operating Officer as well as any equivalent members of senior management and any material changes to the terms and conditions of these officers' employment.


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CUSIP No. 970646 10 5                 13D                           Page 8 of 17
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        VOTING. The holders of Series A Preferred Stock vote on all matters on an as-if converted basis. In addition, the holders of Series A Preferred Stock vote separately as a class in certain circumstances as set forth in further detail in the Purchase Agreement.

        VOTING AGREEMENTS. The Investors acquired voting agreements (the "Voting Agreements") from holders of 42% of the outstanding Common Stock, including the directors and executive officers of the Issuer, JP Morgan LLC, Brown Capital Management, Capital Group International, Inc. and the Desai Funds, to approve and ratify a charter amendment relating to the designation and issuance of the Series A Preferred Stock and the Series B Preferred Stock, as set forth in the Certificate. The Voting Agreements give proxies to the Investors to vote the shares of Common Stock to approve the issuance of the Series B Preferred Shares, including the conversion features thereof. The Voting Agreement is filed as
Exhibit 2 to the Reservoir 13D and is incorporated herein by reference.

        STANDSTILL PROVISIONS. In addition, the Purchase Agreement contains a standstill agreement, pursuant to which for a period of three years from the date thereof, each Investor shall not, without the prior written consent of the Board of Directors of the Issuer, (i) acquire, offer to acquire or agree to acquire any voting securities or direct or indirect rights to acquire any voting securities of the Issuer or its affiliates, or any assets of the Issuer or its affiliates other than the purchase in open market transactions of Shares representing in the aggregate for Palladin and the Reservoir Investors not more than 5% of the total number of outstanding Shares, (ii) other than with respect to the election of the Series A Directors to the Board or the approval of the issuance of the Series B Preferred Stock, make or in any way participate, in any solicitation of proxies to vote or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Issuer, (iii) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving the Issuer or any of its securities or assets, (iv) form, join or in any way participate in a group as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act") in connection with any of the foregoing; or (v) take any action that could reasonably be expected to require the Issuer to make a public announcement regarding the possibility of any of the events described above; provided, however, the foregoing provisions and restrictions shall not apply to the Chief Executive Officer of the Issuer (which, at the current time, is Mr. Friedman) acting in his sole capacity as an officer of the Issuer. During the restricted period, each Investor will advise the Issuer of any inquiry or proposal made to it with respect to the above. These restrictions will terminate on the occurrence of specified events relating to the acquisition of the Issuer by third parties or the equity interest of an Investor and its affiliates is less than 8% of the outstanding Shares.

        GARY FRIEDMAN LOCK-UP. The Purchase Agreement also includes a lock-up agreement of the shares held by Mr. Friedman, whereby he agreed that (except for the pledge of stock to secure loans made to Mr. Friedman by the Issuer) for a period of two years from the date of the Purchase Agreement, he would not transfer any Series A Preferred Stock, Shares or other securities of the Issuer held by him upon consummation of the transactions contemplated by the Purchase Agreement if as a result of any such transfer, Mr. Friedman will have transferred, in the aggregate from and after the date of the Purchase Agreement, securities of the Issuer representing more than 20% of the Shares, including any securities convertible into Shares, on an as-if converted basis, held by Mr. Friedman upon consummation of the transactions contemplated by the Purchase Agreement. Such restriction will not apply to certain transfers, including transfers to family or transfers of Shares acquired on the open market following consummation of the transactions contemplated by the Purchase Agreement. In addition to the right to make transfers as describe above, Mr. Friedman shall also be entitled to make transfers of such additional percentage of securities of the Issuer, including Shares and any securities convertible into Shares, on an as-if converted basis, held by Mr. Friedman upon consummation of the transactions contemplated by the Purchase Agreement as is equal to the aggregate cumulative percent of transfers of securities of the Issuer, including Shares and any securities convertible into Shares, on an as-if converted basis, made from time to time by Palladin, the Reservoir Investors and Glenhill of their original investment in the Preferred Stock of the Issuer since the acquisition of such Preferred Stock.

TERMS OF THE INVESTOR RIGHTS AGREEMENT


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CUSIP No. 970646 10 5                 13D                           Page 9 of 17
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        REGISTRATION RIGHTS. The Investor Rights Agreement also provides the
Investors with the right to require the Issuer to register the Shares issuable upon conversion of the Series A Preferred Stock. At any time beginning 180 days after the date of the Investor Rights Agreement, the Issuer will be required to file a registration statement upon demand, provided that the aggregate offering price of the securities to be registered would not be less than $2,000,000. The Issuer will not be required to file more than four such demand registrations, one of which may be initiated exclusively by Palladin and one of which may be initiated exclusively by the Reservoir Investors. The demand registrations are subject to underwriters' cutbacks. In addition, the Investors will have unlimited piggyback registration rights, subject to underwriters' cutbacks. Furthermore, the Investor Rights Agreement requires the Issuer to effect registrations on Form S-3 or its equivalent with respect to all registrable securities owned by holders of Series A Preferred Stock as would permit or facilitate the sale and distribution of all such registrable securities on a delayed and continuous basis, upon the later of (a) such time as Form S-3 becomes available for use by the Issuer and (b) 30 days following the filing with the SEC of the Issuer's Form 10-K for 2001. The Investor Rights Agreement further provides that, to the extent and solely to the extent that parties to the Issuer's Restated Investors Rights Agreement, dated as of May 16, 1997 (the "1997 Agreement"), continue to possess registration rights granted by the Issuer pursuant to the terms of Section 6 of that agreement, then the Investors under the Investor Rights Agreement agree: (a) they shall not exercise, or participate in any exercise of, any rights granted to them under the Investor Rights Agreement to make, cause or otherwise participate in a demand registration which could result in the registration statement being declared effective within one hundred eighty (180) days of the effective date of any registration effected pursuant to Section 6.2 of the 1997 Agreement; (b) to the extent that the Investors have any right or opportunity to participate in any registration statement of the Issuer, but only to the extent required by the 1997 Agreement, they shall only include their registrable securities in the registration statement to the extent that inclusion of the securities will not reduce or otherwise cause or give rise to a reduction in the amount of securities of the parties to the 1997 Agreement who retain registration rights under that agreement and who have included their securities in the registration statement; and (c) in the event of any conflict between the terms of the 1997 Agreement and the Investor Rights Agreement, the 1997 Agreement and the Investor Rights Agreement shall be interpreted in all cases in favor of the parties to the 1997 Agreement who still retain registration rights under that agreement and, to the extent that any terms in the two agreements contradict in whole or in part, the 1997 Agreement shall control.


        INFORMATION RIGHTS. Provided that the Investors hold at least the lesser of (a) ten percent (10%) of the Series A Preferred Stock and Series B Preferred Stock (or underlying Shares) purchased pursuant to the Purchase Agreement and
(b) Series A Preferred Stock and Series B Preferred Stock having an original purchase price of $500,000, the Issuer has agreed to deliver to the Investors
(a) its audited annual financial statements within 90 days after the end of each fiscal year, (b) its unaudited quarterly financial statements within 45 days after the end of each fiscal quarter, (c) its monthly financial statements within 30 days after the end of each month, (d) all additional information provided to the Issuer's lenders and other equity holders and (e) upon the written request by any Investor, such other information as such Investor shall reasonably request.

TERMS OF THE SERIES A PREFERRED STOCK

        DIVIDENDS. Each share of Series A Preferred Stock accrues dividends from the date of original issuance of the Series A Preferred Stock at the rate of $100 per share per annum. Such dividends for the Series A Preferred Stock shall be payable when, as and if declared. Furthermore, the Issuer shall not pay or declare any dividend on any Shares or other securities of the Issuer that are junior to the Series A Preferred Stock unless and until full dividends on the Series A Preferred Stock are declared and paid for such year. Upon full payment of dividends to the holders of Series A Preferred Stock, any further dividends paid by the Issuer shall be payable pro rata to the holders of the Series A Preferred Stock and the Shares on an as-converted basis.

        RIGHT TO ELECT DIRECTORS. For so long as the holders of Series A Preferred Stock (and their affiliates) hold in the aggregate (a) more than fifty percent (50%) of the total Series A Preferred Stock originally issued to such holders, the holders of Series A Preferred Stock will be entitled to have two designees elected to the Issuer's Board and be represented by Series A Directors on all Board committees and (b) more than twenty five percent (25%) of their total Series A Preferred Stock, the holders of Series A Preferred Stock will be entitled to have one designee elected to the Issuer's Board and be represented by such designee on all Board committees. Further, (a) for so long as Palladin holds at least fifty percent (50%) of the shares of


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CUSIP No. 970646 10 5                 13D                          Page 10 of 17
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Series A Preferred Stock that Palladin acquired in the Purchase Agreement or an equivalent number of Shares received upon conversion of such Series A Preferred Stock, then the Issuer has agreed to use its best efforts to cause Palladin's designee to be nominated as one of the two Series A Directors to the Board and
(b) for long as the Reservoir Group hold at least fifty percent (50%) of the shares of Series A Preferred Stock that the Reservoir Group acquired in the Purchase Agreement or an equivalent number of Shares received upon conversion of such Series A Preferred Stock, then the Issuer has agreed to use its best efforts to cause the Reservoir Group's designee to be nominated as one of the two Series A Directors to the Board. At least one of the Series A directors shall be entitled to serve on all committees of the Issuer's Board. If more than fifty percent (50%) of the shares of Series A Preferred Stock originally issued by the Issuer to the Investors are transferred to certain competitors of the Issuer (as set forth in further detail in the Certificate), then such competitors are not entitled to elect any Series A Directors.


        REDEMPTION. The Series A Preferred Stock is redeemable, in whole or part, at the option of the Issuer, at any time after March 22, 2006, on at least thirty (30) days notice, at a redemption price per share equal to the greater of
(a) the average of the closing prices per share of the Shares for the twenty
(20) trading days ending three (3) business days prior to the date that the Issuer sent notice of such redemption or (b) $1,000 plus all accrued and unpaid dividends.

        CONVERSION. A holder of Series A Preferred Stock has the right to convert each share of Series A Preferred Stock, at the option of the holder, at any time or times from the date of issuance, into shares of Common Stock at the initial rate of 500 Shares per one share of Series A Preferred Stock. The number of shares issuable upon conversion of the Series A Preferred Stock will be subject to adjustment upon the occurrence of certain events as set forth in the Series A Certificate.

        LIQUIDATION PREFERENCES. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Issuer (each, a "Liquidation"), the holders of the Series A Preferred Stock will be entitled to receive, prior and in preference to any distribution of the Issuer's assets to the holders of Shares, or any other of the Issuer's equity securities other than the Series B Preferred Stock, an amount per share equal to the greater of (a) $1,000 (as adjusted for any stock splits, stock dividends and recapitalizations) plus accrued and unpaid dividends or (b) the amount which the holder of the Series A Preferred Stock would have received assuming all shares of Series A Preferred Stock had been converted into Shares prior to any Liquidation of the Issuer. If, upon the occurrence of a Liquidation, the assets and funds distributed to the holders of Series A Preferred Stock shall be insufficient, then the entire assets and funds of the Issuer shall be distributed pro rata among the holders of the Series A Preferred Stock in proportion to the preferential amount each such holder is entitled to receive.

        CHANGE OF CONTROL. In the event that there is a Change of Control of the Issuer (as defined below), the holders of the Series A Preferred Stock are entitled to designate that a Liquidation has occurred. Further, the Issuer is required to give the holders of the Series A Preferred Stock twenty (20) days notice prior to either a stockholder meeting to approve the Change of Control transaction or the closing of the Change of Control transaction. "Change of


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CUSIP No. 970646 10 5                 13D                          Page 11 of 17
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Control" means (a) the sale, conveyance or other disposal of all or substantially all of the Issuer's property or business or (b) the Issuer shall merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation of the Issuer) or (c) any other transaction involving the Issuer with the effect that the holders of outstanding voting stock of the Issuer, immediately prior to the transaction cease to own a majority of the outstanding voting stock immediately following the transaction or (d) directors, including the Series A Directors and the Chief Executive Officer of the Issuer, who, as of the original date of issuance of the Series A Preferred Stock (all such directors collectively referred to herein as the "Incumbent Board"), cease for any reason to constitute at least a majority of the Board, provided that any individual who becomes a director after the date of the original issuance of the Series A Preferred Stock whose election, or nomination for election by the Issuer's stockholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered to be a member of the Incumbent Board, or (e) any person (other than the holders of the Series
A Preferred Stock) becomes the beneficial owner (within the meaning of Rule
13d-3 of the Exchange Act) of forty percent (40%) or more of either the then outstanding Shares or the then outstanding securities entitled to vote generally in the election of directors.

        PROTECTIVE PROVISIONS. Approval by holders of at least two-thirds of then outstanding shares of Series A Preferred Stock, voting together as a single class, will be required for any action which (a) alters or changes the rights, preferences or privileges of the Series A Preferred Stock, (b) creates or issues any new class of shares having a preference over or parity with the Series A Preferred Stock, (c) reclassifies any outstanding shares into shares having preferences or priority as to dividends or assets senior to or on a parity with the preference of the Series A Preferred Stock, (d) alters or changes the Issuer's Bylaws, (e) effects any redemption or repurchase of any capital stock or options of the Issuer, (f) declares or pays any dividends or other distributions on any Shares, all other existing or future classes or series of Preferred Stock (other than Series B Preferred Stock), or parity stock, (g) enters into a transaction with an officer or director of the Issuer, a holder of greater than five percent (5%) or greater of the outstanding Shares, a holder of the Issuer's Preferred Stock, or their respective affiliates valued in excess of $250,000, (h) enters into a transaction resulting in a merger, consolidation, acquisition or similar transaction of the Issuer with one or more other corporations in which the Issuer's stockholders do not hold stock constituting a voting majority of the surviving corporation (other than transactions where the holders of Series A Preferred Stock and the holders of Shares receive cash or cash equivalents exceeding a certain minimum amount set forth in the Certificate), (i) enters into a transaction that results in the sale of all or substantially all of the assets of the Issuer (other than transactions where the holders of Series A Preferred Stock and the holders of Shares receive cash or cash equivalents exceeding a certain minimum amount set forth in the Certificate), (j) increases the authorized Preferred Stock or issue any additional shares of Preferred Stock, or (k) increase or decrease the authorized number of directors of the Issuer.

TERMS OF THE SERIES B PREFERRED STOCK

        DIVIDENDS. If after August 31, 2001, the Issuer's stockholders have not approved the automatic conversion of the Series B Preferred Stock into Series A Preferred Stock, then the holders of Series B Preferred Stock shall be entitled to receive a cash dividend of $200 per share per annum commencing on September 15, 2001. The payment of dividends on the Series B


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CUSIP No. 970646 10 5                 13D                          Page 12 of 17
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Preferred Stock shall be payable in preference and priority to any payment of any dividend on the Shares, the Series A Preferred Stock and any other equity securities of the Issuer. The holders of the Series B Preferred Stock shall have cumulative rights to dividends, and the right to receive these dividends will accrue to holders of Series B Preferred Stock even if the Issuer does not declare or pay dividends for the Series B Preferred Stock for any prior year.

        CONVERSION. The Series B Preferred Stock is not convertible into Shares. Approval of a majority of the Issuer's stockholders is required for the Series B Preferred Stock to be converted into Series A Preferred Stock. Upon stockholder approval, each share of Series B Preferred Stock will be automatically converted into a share of Series A Preferred Stock.

        LIQUIDATION PREFERENCES. In the event of a Liquidation, the holders of the Series B Preferred Stock will be entitled to receive, prior and in preference to any distribution of the Issuer's assets to the holders of Shares or the Series A Preferred Stock, an amount per share equal to $1,000 (as adjusted for any stock splits, stock dividends and recapitalizations) plus accrued and unpaid dividends. If, upon the occurrence of a Liquidation, the assets and funds distributed to the holders of Series B Preferred Stock shall be insufficient, then the entire assets and funds of the Issuer shall be distributed pro rata among the holders of the Series B Preferred Stock in proportion to the preferential amount each such holder is entitled to receive.

        CHANGE OF CONTROL. In the event that there is a Change of Control of the Issuer (as defined below), the holders of the Series B Preferred Stock are entitled to designate that a Liquidation has occurred. Further, the Issuer is required to give the holders of the Series B Preferred Stock twenty (20) days notice prior to either a stockholder meeting to approve the Change of Control transaction or the closing of the Change of Control transaction. "Change of Control" means (a) the sale, conveyance or other disposal of all or substantially all of the Issuer's property or business or (b) the Issuer shall merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation of the Issuer) or (c) any other transaction involving the Issuer with the effect that the holders of outstanding voting stock of the Issuer, immediately prior to the transaction cease to own a majority of the outstanding voting stock immediately following the transaction or (d) directors, who constitute the Incumbent Board, cease for any reason to constitute at least a majority of the Board, provided that any individual who becomes a director after the date of the original issuance of the Series B Preferred Stock whose election, or nomination for election by the Issuer's stockholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered to be a member of the Incumbent Board (but individuals nominated or elected by any person or group having the power to vote twenty percent (20%) or more of either the Shares or the combined voting power of the Issuer's voting securities entitled to vote in the election of directors will only be considered members of the Incumbent Board if approved by a vote of at least two-thirds of the directors comprising the Incumbent Board and the Series A Directors), or (e) any person becomes the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) of forty percent (40%) or more of either the then outstanding Shares or the then outstanding securities entitled to vote generally in the election of directors of the Issuer.

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CUSIP No. 970646 10 5                 13D                          Page 13 of 17
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        PROTECTIVE PROVISIONS. Approval by holders of at least two-thirds of then outstanding shares of Series B Preferred Stock, voting together as a single class, will be required for any action which (a) alters or changes the rights, preferences or privileges of the Series B Preferred Stock, (b) creates or issues any new class of shares having a preference over or parity with the Series B Preferred Stock, (c) reclassifies any outstanding shares into shares having preferences or priority as to dividends or assets senior to or on a parity with the preference of the Series B Preferred Stock, (d) declares or pays any dividends or other distributions on any Shares, all other existing or future classes or series of Preferred Stock (other than Series A Preferred Stock), or parity stock, (e) enters into a transaction resulting in a merger, consolidation, acquisition or similar transaction of the Issuer with one or more other corporations in which the Issuer's stockholders do not hold stock constituting a voting majority of the surviving corporation, (f) enters into a transaction that results in the sale of all or substantially all of the assets of the Issuer, (g) takes any action relating to the liquidation or dissolution of the Issuer.

        REDEMPTION. All outstanding Series B Preferred Stock will be automatically redeemed by the Issuer on June 30, 2006. At any time and from time to time after March 22, 2004, the holders of the Series B Preferred Stock will have the option of having the Issuer redeem some or all of their shares of Series B Preferred Stock. At any time and from time to time after March 22, 2004, the Issuer will also have the option of redeeming some or all of the outstanding shares of Series B Preferred Stock. The redemption price per share for the Series B Preferred Stock shall be $1,000 plus all accrued and unpaid dividends.

        CERTAIN CHANGES IN SERIES B TERMS. The Issuer and each of Palladin, the Reservoir Investors and Glenhill have agreed that in certain circumstances if the Series B Preferred Stock is converted into Series A Preferred Stock on or prior to August 31, 2001 and the Issuer is required to pay cash or in kind dividends with respect to such shares of Series B Preferred Stock, the parties shall negotiate to preserve the originally intended terms of the Series B Preferred Stock.

TERMS OF THE SHORT SALES AGREEMENT

        SHORT SALES. Palladin, the Reservoir Investors, Glenhill, Mr. Friedman and certain other investors have agreed to limit any short sales transactions of the Shares in an aggregate amount totaling, (i) on or before June 24, 2002, no more than fifty percent (50%) of the number of shares of Common Stock which the then current number of Series A Preferred Stock held by all the Investors are convertible into, either directly or through affiliates, at any time while holding any of the Series A Preferred Stock, or (ii) after June 24, 2002, no more than the greater of (A) the aggregate outstanding amount of short sales of such Investors as of June 24, 2002 and (B) twenty-five percent (25%) of the number of shares of Common Stock which the then current number of Series A Preferred Stock held by the Investors are convertible into, either directly or through affiliates, at any time while holding any of the Series A Preferred Stock. Each of Palladin, the Reservoir Investors, Glenhill, Mr. Friedman and certain other investors have agreed further that each of them shall be entitled to engage in short sales transactions with respect to no more than their pro rata number of shares based on the total number of shares of Common Stock into which the aggregate Series A Preferred Stock held by each of them on the date of the agreement is convertible.

        AGREEMENT TO VOTE FOR A PALLADIN DESIGNEE. For as long as (a) holders of Series A Preferred Stock are entitled to (i) elect two directors of the Issuer pursuant to the Certificate or (ii) nominate two directors of the Issuer pursuant to the Purchase Agreement or (b) Palladin has the right to elect one director pursuant to the Certificate, the Reservoir Group have agreed to vote all of their Series A Preferred Stock and any Shares issuable upon conversion of the Series A Preferred Stock (collectively, "Voting Shares") to appoint and elect Palladin's designee as a director of the Issuer.

        AGREEMENT TO VOTE FOR A RESERVOIR INVESTORS DESIGNEE. For as long as (a) holders of Series A Preferred Stock are entitled to (i) elect two directors of the Issuer pursuant to the Certificate or (ii) nominate two directors of the Issuer pursuant to the Purchase Agreement or (b) the Reservoir Investors have the right to elect one director pursuant to the Certificate, Palladin and Glenhill have agreed to vote all of their Voting Shares issuable upon conversion of the Series A Preferred Stock to appoint and elect the Reservoir Investor's designee as a director of the Issuer.


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CUSIP No. 970646 10 5                 13D                          Page 14 of 17
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        AGREEMENT TO VOTE FOR THE LARGER HOLDER. If the holders of Series A
Preferred Stock are only entitled to elect one Series A Director or nominate only one director of the Issuer pursuant to the Purchase Agreement and neither Palladin nor the Reservoir Investors has the right under the Certificate to elect one director or under the Purchase Agreement to nominate one director, then Palladin, the Reservoir Group agree to vote all of their Voting Shares to elect the designee of the Larger Holder. The "Larger Holder" shall be (a) Palladin if, at the time of voting for the Issuer's directors, Palladin holds a greater number of Voting Shares than the combined number of Voting Shares held by the Reservoir Group and (b) the Reservoir Investors if, at the time of voting for the Issuer's directors, the Reservoir Group together hold a greater number of Voting Shares than Palladin.

TERMS OF THE SIDE LETTER

        NOTIFICATION. The Issuer has also agreed to notify each of Palladin, the Reservoir Investors and Glenhill of any conversions of Series A Preferred Stock into Shares. Any Investor holding information rights pursuant to the Investment Rights Agreement has also agreed to notify the Issuer in writing if it no longer is entitled to such rights.


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CUSIP No. 970646 10 5                 13D                          Page 15 of 17
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As set forth above, on March 19, 2001, Mr. Friedman acquired 1,200,000 Shares and 571,429 Shares. Further, on March 22, 2001, Mr. Friedman acquired 455 shares of Series A Preferred Stock and 545 shares of Series B Preferred Stock from the Issuer. The Series B Preferred Stock is not convertible into Series A Preferred Stock until the Issuer's stockholders approve such a conversion. The Series A Preferred Stock is immediately convertible into Shares on a five hundred-for-one basis. Accordingly, Mr. Friedman is deemed to beneficially own an aggregate of 1,998,929 Shares which, based on the 18,906,915 Shares outstanding on March 21, 2001 as represented by the Issuer in the Purchase Agreement, represents approximately 10.45% of the total outstanding Shares.

As also set forth above, on March 18, 2001, Mr. Friedman was granted the Options, pursuant to which Options Mr. Friedman was granted a right to purchase 200,000 Shares at an exercise price of $6.00 per share, which right to purchase vests over the three year period described above. Assuming that (i) Mr. Friedman immediately exercises the Options as such Options vest, (ii) Mr. Friedman does not sell or acquire any additional Shares (other than the Shares acquired as a result of the Option exercises) and (iii) the number of Shares outstanding at the time of each exercise does not change from the Shares outstanding in the preceding paragraph (other than increases in Shares resulting from such Option exercises), Mr. Friedman shall be deemed to beneficially own an aggregate of 2,065,595, 2,132,262 and 2,198,929, respectively for each of the three Option exercises, which, based upon the foregoing assumptions, will represent approximately 10.76%, 11.07% and 11.37%, respectively.

(b) Mr. Friedman has sole voting power and sole dispositive power over the 1,998,929 Shares, including the 227,500 Shares that are immediately convertible from the 455 shares of Series A Preferred Stock that Mr. Friedman acquired from the Issuer pursuant to the Purchase Agreement.

(c) Except as set forth above, Mr. Friedman has not effected any transactions in the Issuer's Common Stock during the past 60 days.

(d) Mr. Friedman has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Mr. Friedman.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as disclosed in or contemplated by the Purchase Agreement, the Certificate, the Investment Rights Agreement, the Short Sales Agreement and the other documents referenced herein, there are no contracts, arrangements, understandings or relationships between Mr. Friedman and any third person with respect to


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CUSIP No. 970646 10 5                 13D                          Page 16 of 17
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the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.


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CUSIP No. 970646 10 5                 13D                          Page 17 of 17
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  APRIL 2, 2001                   /s/ Gary G. Friedman
                                      -------------------------------
                                      GARY G. FRIEDMAN